UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31960 / January 19, 2016

_____

In the Matter of	:
	:
SELF STORAGE GROUP, INC.	:
11 Hanover Square	:
New York, New York 10005	:
	:
(811-8025)	:

_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Self Storage Group, Inc. filed an application on March 28, 2014, and amendments to the application on September 19, 2014, and September 25, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On December 21, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31946). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company.

Accordingly, in the matter of Self Storage Group, Inc. (File No. 811-8025),

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary